JCDecaux

05011321

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

SUPPL

Neuilly-sur-Seine, 15th September 2005

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File 82-5247
Issuer : JCDecaux SA
Country : France

Re : Disclosure Materials provided by JCDecaux SA pursuant to Rule 12g3-2(b)

Ladies and Gentlemen,

Please find attached, in relation to JCDecaux SA :

- A press release dated 14th September 2005 in relation to JCDecaux H1 2005 results.

JCDecaux SA is providing these documents to you pursuant to its obligations under Rule 12g3-2(b).

Please do not hesitate to contact me, by e-mail, stephanie.hartanerot@jcdecaux.fr, or by telephone 33 1 30 79 49 07, should you have any questions or comments regarding the format and/or content of the enclosed materials.

Very truly yours.

PROCESSED
SEP 2 1 2005
THOMSON
FINANCIAL

Stéphanie Hartanérot
Legal Affairs
Head of the Stock Market / Company Law Department

Enc.

JCDecaux

Out of Home Media

H1 2005 results : sound profit growth

These results and H1 2004 comparables are published under IFRS standards.

- **Revenues up 5.5% to €833.7 million, organic revenues up 5.1%**
- **Operating margin rises 4.7% to €229.1 million**
- **Net income Group share rises 20.2% to €83.3 million**
- **Strong free cash flow at €80.6 million (+45.0%)**
- **Major expansion into Asian markets**

Paris, 14 September 2005 - JCDecaux SA (Euronext Paris: DEC), the number one outdoor advertising company in Europe and number two worldwide, today announced its results for the six months ended June 30, 2005, which confirmed a sound performance despite softening advertising conditions in some European markets.

Revenues

As reported on 27 July 2005, consolidated revenues of €833.7 million increased by 5.5% in the first half of 2005. Excluding acquisitions and the impact of foreign exchange, organic revenues increased by 5.1%. The Group's revenue performance was driven by strong organic growth in Street Furniture and the continued improvement in Transport, which grew in double digits.

Operating Margin

The Operating Margin increased by 4.7% to €229.1 million from €218.9 million in the first half of 2004. The Group's Operating Margin as a percentage of consolidated revenues reached 27.5%, a decrease of 20 basis points compared to the prior period (H1 2004: 27.7%), reflecting a decrease in the Street Furniture Operating Margin as a percentage of revenues and the higher contribution from the lower-margin Transport division, offsetting the increase in Billboard profitability.

- **Street Furniture:** Operating Margin rose by 2.7% to €191.3 million. The Operating Margin as a percentage of revenues was 42.1%, a decrease of 130 basis points compared to the same period last year. This decrease is mainly due to the challenging French advertising market, with flat advertising revenues over the period. However, strong Operating Margin improvements were recorded in Spain, Portugal, the United States and in Asia-Pacific, where recently signed Street Furniture contracts in Japan and Korea increased their contributions.

- **Billboard:** Operating Margin increased by 15.1% to €29.8 million. As a percentage of revenues, the Operating Margin reached 13.9%, an increase of 190 basis points compared to the first half of 2004. While revenues were flat over the period, this good performance was mainly driven by tight control on leases, particularly in France and in Spain.

- **Transport:** Operating Margin increased by 17.6% to €8.0 million, leading to an improvement in Operating Margin as a percentage of revenues of 10 basis points to 4.8%. This improvement was mainly driven by the first-time impact of the Chinese MediaNation acquisition to the Group's earnings.

JCDecaux

EBIT

EBIT increased by 1.9% to €138.3 million, up from €135.7 million in the first half of 2004. The Group's EBIT margin reached 16.6% of consolidated revenues, down from 17.2% in the same period last year. Excluding the non-recurrent €10 million fine imposed by the French Competition Council -a decision which JCDecaux is appealing, as announced last July-, EBIT would have increased by 9.3% over the same period last year and the EBIT margin would have reached 17.8% of consolidated revenues.

Net income Group share

Net income Group share increased by 20.2% to €83.3 million, compared to €69.3 million last year. This strong performance was driven by the increase in EBIT, the increase of equity affiliates, the positive foreign exchange variations within the financial result and the decrease of minority interests.

Capital expenditure

Net capex (acquisition of tangible and intangible assets, net of disposals of assets) was €60.1 million, compared to €66.8 million in the same period last year.

Free cash flow

The Group continued to generate strong net cash flow from operating activities, up 15.0% to €140.7 million compared to €122.4 million in the first half of 2004.

Free cash flow (operating cash flow less total tangible and intangible capital expenditure, net of disposals of assets) improved by 45.0% to €80.6 million. This strong progression reflects the decrease in net capex as well as a better monitoring of working capital.

Net debt

Most of the free cash flow was used to finance acquisitions in the first half of 2005. As a consequence, net debt (under IFRS standards) as of 30 June 2005 increased by €14.9 million to €508.1 million compared to €493.2 million as of 31 December 2004.

New business

During the first half, the Group has made very good progress in expanding its presence in Asia and increasing its exposure to the predicted higher growth rates in the region. In January, the Group moved into mainland China, becoming the exclusive partner of Airports of Shanghai for 15 years, and in April acquired MediaNation and became the N°1 Chinese outdoor company with high quality Transport contracts in major Chinese cities. More recently the Group acquired Texon, the leading Street Furniture advertising company in Hong Kong, operating long-term bus shelter contracts.

In Japan, in June, JCDecaux won the exclusive 20-year bus shelter contract of Nagoya, the fourth largest Japanese city. More recently, JCDecaux has won a 15-year advertising contract with Ito Yokado shopping malls, mainly located in the Greater Tokyo region.

JCDecaux

Commenting on the H1 2005 results, Jean-François Decaux, Chairman of the Executive Board and Co-CEO, said:

" Our first half 2005 results are in line with our previous comments and reflect the softening of advertising conditions in certain European markets as well as the evolution of our business mix, with a growing revenue contribution from the lower-margin Transport division.
In the last six months we have successfully expanded our footprint in Asia, where advertising markets are growing rapidly. Our latest business developments in China and Japan pave the way for a higher exposure for us in the fastest growing geographic area in the world.

For 2005, we still expect to achieve organic revenue growth of around 4%, with a slower profit growth rate at operating margin and EBIT levels, reflecting the slight first-half revenue decrease in France and the higher revenue proportion from the lower-margin Transport division."

Next information:
Q3 2005 revenues: 26 October 2005 (before market)

Key Figures for the Group

- *2004 revenues: €1627.3 million ; H1 2005 revenues : €833.7 million*
- *JCDecaux is listed on the Eurolist of Euronext Paris and is part of the Euronext 100 and FTSE4Good indexes*
- *N°1 worldwide in street furniture (311,000 faces)*
- *N°1 worldwide in airport advertising with 155 airports and more than 150 transport contracts in metros, buses, trains and tramways (208,000 faces)*
- *N°1 in Europe for billboards (197,000 faces)*
- *716,000 advertising faces in 45 countries*
- *Present in 3,500 cities with more than 10,000 inhabitants*
- *7,500 employees*

Press Relations
Agathe Albertini
Tel.: +33 (0) 1 30 79 34 99
Fax: +33 (0) 1 30 79 35 79
agathe.albertini@jcdecaux.fr

Investor Relations
Alexandre Hamain
Tel.: +33 (0) 1 30 79 79 93
Fax: +33 (0) 1 30 79 77 91
alexandre.hamain@jcdecaux.fr

Forward Looking Statement
Certain statements in this release constitute « forward-looking statements » within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The words or phrases « guidance », « expect », « anticipate », « estimates » and « forecast » and similar words or expressions are intended to identify such forward-looking statements. In addition, any statements that refer to expectations or other characterizations of future events or circumstances are forward-looking statements. Various risks that could cause future results to differ from those expressed by the forward-looking statements included in this release include, but are not limited to : changes in economic conditions in the U.S. and in other countries in which JCDecaux currently does business (both general and relative to the advertising and entertainment industries) ; fluctuations in interest rates ; changes in industry conditions ; changes in operating performance ; shifts in population and other demographics ; changes in the level of competition for advertising dollars ; fluctuations in operating costs ; technological changes and innovations ; changes in labor conditions ; changes in governmental regulations and policies and actions of regulatory bodies ; fluctuations in exchange rates and currency values ; changes in tax rates ; changes in capital expenditure requirements and access to capital markets. Other key risks are described in the JCDecaux reports filed with the U.S. Securities and Exchange Commission. Except as otherwise stated in this news announcement, JCDecaux does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise.

JCDecaux SA - Consolidated Financial Statements

BALANCE SHEET

Assets

(In million euros)	06/30/2005	06/30/2004	12/31/2004
Intangible assets (net)	96.2	34.3	40.9
Goodwill (net)	1,055.8	1,040.7	1,041.2
Tangible assets (net)	902.2	895.3	888.0
Investments in equity affiliates	211.0	212.3	209.7
Financial investments	4.1	11.3	6.9
Other financial assets (net)	26.4	18.5	17.6
Deferred tax assets (net)	7.2	7.1	7.2
Non current tax assets	0.9	0.9	0.9
Other receivables (net)	32.2	28.6	28.1
NON CURRENT ASSETS	**2,336.0**	**2,249.0**	**2,240.5**
Inventories (net)	88.2	97.8	75.8
Trade and other receivables (net)	540.4	518.4	500.2
Current tax assets	17.7	16.1	1.4
Financial instruments	2.4	0.0	0.7
Cash and cash equivalents	61.9	55.2	52.7
CURRENT ASSETS	**710.6**	**687.5**	**630.8**
TOTAL ASSETS	**3,046.6**	**2,936.5**	**2,871.3**

JCDecaux SA - Consolidated Financial Statements

BALANCE SHEET

Liabilities and Equity

(In million euros)	06/30/2005	06/30/2004	12/31/2004
SHAREHOLDERS ' EQUITY			
Share capital	3.4	3.4	3.4
Share premium	938.9	925.6	933.2
Consolidated reserves	673.2	514.7	507.4
Current year net income	83.3	69.3	156.2
SHAREHOLDERS ' EQUITY (Group share)	**1,698.8**	**1,513.0**	**1,600.2**
Minority interests	(22.5)	(17.9)	(16.4)
TOTAL EQUITY	**1,676.3**	**1,495.1**	**1,583.8**
Provisions for risks and contingencies	149.1	145.2	152.6
Deferred tax liabilities	91.7	73.2	78.8
Financial debt	524.8	652.0	507.4
Other debt	0.4	4.7	2.5
NON CURRENT LIABILITIES	**766.0**	**875.1**	**741.3**
Provisions for risks and contingencies	11.9	11.6	9.7
Financial debt	27.5	26.8	23.9
Financial instruments	20.2	28.2	36.5
Trade and other payables	484.0	435.0	435.3
Current tax payable	43.0	37.1	26.2
Bank overdrafts	17.7	27.6	14.6
CURRENT LIABILITIES	**604.3**	**566.3**	**546.2**
TOTAL LIABILITIES	**3,046.6**	**2,936.5**	**2,871.3**

JCDecaux SA - Consolidated Financial Statements

INCOME STATEMENT

(In million euros)	1st half 2005	1st half 2004	2004
NET REVENUES	**833.7**	**790.4**	**1,627.3**
Direct operating expenses	(456.6)	(426.9)	(871.1)
Sales, general and administrative expenses	(148.0)	(144.6)	(291.9)
OPERATING MARGIN	**229.1**	**218.9**	**464.3**
Depreciation charges & provision (net)	(67.3)	(69.6)	(141.2)
Maintenance spare parts	(13.6)	(12.9)	(37.3)
Other operating income and expenses	(9.9)	(0.7)	1.3
EBIT	**138.3**	**135.7**	**287.1**
Net financial income / (loss)	(9.7)	(16.2)	(31.6)
Income tax	(45.2)	(45.2)	(93.6)
Income from equity affiliates	4.3	3.3	6.5
NET INCOME BEFORE GOODWILL IMPAIRMENT AND NET RESULT FROM DISCONTINUED OPERATIONS	**87.7**	**77.6**	**168.4**
Goodwill impairment		(3.0)	(3.0)
CONSOLIDATED NET INCOME	**87.7**	**74.6**	**165.4**
Minority interests	4.4	5.3	9.2
NET INCOME (GROUP SHARE)	**83.3**	**69.3**	**156.2**
. Earnings per share (in Euros) [1]	0.376	0.313	0.705
. Earnings per share diluted (in Euros) [1]	0.374	0.313	0.704
. Number (average) of shares [1]	221,794,960	221,400,870	221,411,893
. Number (average) of shares (diluted) [1]	222,630,999	221,596,761	221,808,944

(1) After deduction of treasury shares acquired by JC Decaux SA in 2002 and cancelled in 2005.

JCDecaux SA - Consolidated Financial Statements

CASH FLOW STATEMENT

(In million euros)	1st half 2005	1st half 2004	2004
Net income before tax	132.9	119.8	259.1
Income from equity affiliates	(4.3)	(3.3)	(6.5)
Dividends received from non consolidated subsidiaries	(0.1)	(0.2)	(0.3)
Stock options	2.1	1.7	3.5
Net amortization & provision allowance	65.1	73.0	145.5
Capital (Gain/Loss)	0.2	0.8	(0.5)
Discounting expenses	4.0	4.0	7.9
Net financial interest expenses	9.7	11.0	20.8
Financial derivatives and translation differences	(7.9)	(1.0)	(2.5)
OPERATING INCOME BEFORE CHANGE IN WORKING CAPITAL	**201.7**	**205.8**	**427.0**
Change in working capital	(13.6)	(43.5)	(7.2)
CASH GENERATED FROM OPERATIONS	**188.1**	**162.3**	**419.8**
Net financial interests paid	(9.6)	(11.3)	(21.3)
Income taxes paid	(37.8)	(28.6)	(65.0)
NET CASH FROM OPERATING ACTIVITIES	**140.7**	**122.4**	**333.5**
Acquisitions of intangible and tangible assets	(63.0)	(71.0)	(151.2)
Acquisitions of financial assets (long term investments)	(63.4)	(15.4)	(14.8)
Acquisitions of financial assets (others)	(7.5)	(5.7)	(5.6)
Total Investments	**(133.9)**	**(92.1)**	**(171.6)**
Disposals of intangible and tangible assets	2.9	4.2	9.7
Disposals of financial assets (long term investments)		1.6	0.7
Disposals of financial assets (others)	0.2	2.3	1.4
Total Disposals of assets	**3.1**	**8.1**	**11.8**
NET CASH (USED FOR) PROVIDED BY INVESTING ACTIVITIES	**(130.8)**	**(84.0)**	**(159.8)**
Dividends paid to JCDecaux SA shareholders			
Dividends paid to minority shareholders of subsidiaries	(5.1)	(9.6)	(12.5)
Reduction of capital			
Purchases of treasury shares			
Repayment of debt	(78.7)	(332.3)	(349.2)
Repayment of debt (finance lease)	(1.3)	(0.8)	(2.3)
Cash inflow from financing activities	**(85.1)**	**(342.7)**	**(364.0)**
Dividends received	5.6	0.2	4.9
Increase in shareholders' equity	3.6	1.1	6.9
Sales of treasury shares			
Increase in debt	70.5	185.8	72.5
Cash outflow from financing activities	**79.7**	**187.1**	**84.3**
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	**(5.4)**	**(155.6)**	**(279.7)**
Effect of exchange rates fluctuations	1.6	(0.2)	(0.9)
CHANGE IN NET CASH POSITION	**6.1**	**(117.4)**	**(106.9)**
Net cash position beginning of period	**38.1**	**145.0**	**145.0**
Net cash position end of period	**44.2**	**27.6**	**38.1**